Exhibit 99.1
LETTER DATED MARCH 17, 2006 FROM TELENOR ASA ADDRESSED TO VIMPELCOM AND ALTIMO
Subject to Contract
March 17, 2006
Mr. Alexander Izosimov
General Director and CEO
OAO “Vimpel-Communications”
10, 8 Marta Street
Moscow 127083
Russian Federation
Mr. Alexey Reznikovich
CEO
Altimo
11 Savvinskaya nab.
Moscow 119435
Russian Federation
Dear Alexander and Alexey,
Based on VimpelCom’s letters of February 8th and March 2nd, our reply of February 10th and Alexander’s conference call with analysts on February 14th, concerning VimpelCom’s proposed offer for Telenor and Storm’s respective shares of Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), Telenor is prepared to enter into concrete discussions with VimpelCom regarding a sale of Telenor’s shares in Kyivstar to VimpelCom for not less than US$2.825 billion in cash, on the terms and subject to the conditions specified under “Principal Terms and Conditions” below.
Based on our experience of co-ownership with Alfa, the terms and conditions specified below are necessary to create a framework for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar.
Principal Terms and Conditions
1. Terms and Conditions of Sale.
VimpelCom will purchase 100% of the shares in Kyivstar from Telenor Mobile Communications AS and its affiliates (“Telenor Mobile”) and Storm LLC (“Storm”) based on the multiple indicated in VimpelCom’s offer, but for not less than US$5.0 billion in cash (the “Proposed Transaction”), with Telenor Mobile receiving not less than US$2.825 billion in cash for its shares and Storm receiving not less than US$2.175 billion in cash for its shares. Completion of the Proposed Transaction will be subject to satisfaction of the conditions precedent specified below.
2. Conditions Precedent.
     (a) Market-Based Separation Mechanism. Telenor East Invest AS (“Telenor East Invest”) and Eco Telecom Limited (“Eco Telecom”) shall enter into an agreement with respect to their shares in VimpelCom (the “Separation Agreement”) that creates a framework in which the party which places the highest value on VimpelCom can make an offer to purchase 100% of the other party’s shares in VimpelCom, and the other party will be obligated to sell its shares in VimpelCom. In addition, Telenor East Invest and Eco Telecom shall enter into arrangements to ensure the selling party fulfills its obligations under the Separation Agreement (the “Security Agreement”).
     (b) FAS Approval. Telenor East Invest shall receive approval from the Federal Antimonopoly Service of the Russian Federation to purchase up to 100% of the shares of VimpelCom, and such approval shall have remained in effect and unchallenged for a period of 90 days after issuance.
     (c) Definitive Agreements. Telenor Mobile, Storm and VimpelCom shall enter into a definitive share purchase agreement with respect to VimpelCom’s purchase of Telenor Mobile and Storm’s shares in Kyivstar (the “Kyivstar Share Purchase Agreement”), and Telenor East Invest and Eco Telecom shall enter into the Separation Agreement and Security Agreement, and their respective ultimate parent companies shall guarantee their obligations under such agreements. The existing agreements relating to Telenor East Invest and Eco Telecom’s shareholdings in VimpelCom shall remain unchanged and in full force and effect.
     (d) Other Conditions Precedents. All necessary approvals of Telenor, VimpelCom and Alfa’s respective boards of directors and, where required by applicable law or charter documents, shareholders, shall be obtained, all necessary governmental and regulatory approvals shall be obtained and all other conditions precedent customary for a transaction of this type shall be satisfied in full.
Way Forward
If the Proposed Transaction is of interest to VimpelCom, we are prepared to meet with VimpelCom and its advisers to negotiate the Kyivstar Share Purchase Agreement. If Alfa indicates that it is interested in pursuing the Proposed Transaction, we are prepared to meet separately with Alfa and its advisers to negotiate the Separation Agreement and Security Agreement. On the Telenor side, Executive Vice President and head of our CEE operations, Mr. Jan Edvard Thygesen, will be the person leading all discussions and negotiations concerning the Proposed Transaction, and all communications from VimpelCom or Alfa concerning the Proposed Transaction should be directed to him.
The proposal set out in this letter shall remain in effect until 17:30 (Moscow time) on March 31, 2006. If by such time and date we have not received from VimpelCom and Alfa written responses to this letter indicating their respective good faith intention to pursue discussions concerning the Proposed Transaction, this proposal shall cease to have any effect at such time.
We believe that, if completed on the terms and conditions described in this letter, the Proposed Transaction would be beneficial for VimpelCom and its shareholders, and are therefore keen to move forward with discussions, with a view to entering into the relevant agreements and seeking the approval of the relevant regulatory authorities and the parties’ respective boards of directors and shareholders as quickly as practicable.
This letter shall be governed by, and construed in accordance with, the laws of the State of New York, USA, without giving effect to any conflicts of laws principles thereof that would result in the application of the laws of another jurisdiction. For the avoidance of doubt, (a) this letter shall not constitute an offer or an intention to make an offer, is subject to contract and is not intended to give rise to any legal obligation, whether to make an offer, to enter into any definitive agreement or otherwise, or to be legally binding in any respect, and (b) this letter shall not constitute a preliminary agreement under Russian law.
Very truly yours,
/s/ Jon Fredrik Baksaas
Jon Fredrik Baksaas
CEO and President
Telenor ASA

cc:	Mr. David Haines, Chairman, OJSC “Vimpel-Communications”
Mr. Mikhail Fridman, Chairman of Supervisory Board, Alfa Group
Mr. Thorleif Enger, Chairman, Telenor ASA
Forward-Looking Statements
This letter contains “forward-looking statements”, as such phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the consummation of the Proposed Transaction and the potential benefits that may result from the Proposed Transaction. There can be no assurance that the Proposed Transaction will be consummated or that, if consummated, the expected benefits from the Proposed Transaction will be realized. The Proposed Transaction involves risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). The words “believe”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. The actual outcome may differ materially from these statements as a result of developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Ukraine and general economic developments in Russia and Ukraine, and other factors, including the parties’ ability to obtain the governmental and regulatory approvals in Russia and Ukraine that are required to complete the Proposed Transaction and VimpelCom’s ability to successfully integrate Kyivstar into the VimpelCom Group and the extent and timing of VimpelCom’s ability to realize synergies from the Proposed Transaction. Telenor disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).